EXHIBIT E

August 16, 2012

Board of Directors
Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, MN 55423

Ladies and Gentlemen:

This is a critical time for Best Buy.  The decisions that you make over the next few days and weeks may well determine the fate of this great company.  As such, the Board has a duty to ensure it is fully informed about all available options as it seeks to achieve the best outcome for Best Buy and its shareholders.

On August 6, after repeated requests to the Board to provide me with due diligence information and the consent to form a group required under Minnesota law, I made public my proposal to acquire all of the common stock of Best Buy for $24.00 to $26.00 per share in cash.  In response, you dismissed my carefully considered proposal as a “highly conditional indication of interest.”  I would have preferred to have a constructive private dialogue with the Board, but once having made my proposal, I was required as a 13D filer to make it public.

You can easily test how real my proposal is by granting me permission to form a group and by providing basic due diligence information necessary to present a fully financed offer and allow shareholders the opportunity to receive a substantial cash premium for their shares.

I am deeply concerned about the direction of the company and, as Best Buy’s largest shareholder, I cannot simply stand aside.  I still hope to work with the Board on a mutually beneficial transaction – but you should know that I am not going away.

All I am asking is your permission to conduct due diligence and form a group so that I can quickly be in a position to give the Board a fully financed offer for your consideration.  My need for due diligence is limited to financial data and the standard corporate information necessary to secure financing.  There would be no burden on management as I do not need any presentations to me or potential partners interested in investing with me in Best Buy.  I am confident due diligence can be completed quickly.

The transaction I have proposed would be financed through a combination of private equity investment, my own substantial equity investment and debt financing.  A number of leading private equity firms have informed me that they are prepared to make significant commitments, subject to due diligence.  I am prepared to roll over into this transaction at least $1 billion of my own equity -- and potentially all of my existing stake depending on the ultimate terms of the agreements with the private equity firms regarding the new ownership structure.  Credit Suisse is also highly confident it can arrange the necessary debt financing, and since August 6, a number of major banks have contacted Credit Suisse to express their interest in participating in the debt financing.

Best Buy faces enormous challenges, not the least of which is an erosion of its culture and values.  It is critical that the company have leadership with the retail experience, knowledge, insight, and passion needed to win back customers, inspire employees, and reinvigorate Best Buy’s trusted brand and culture of valued employees working together to satisfy our customers.

I believe bold and fundamental changes are needed to return Best Buy to market leadership, and I have done extensive work to develop a plan focused on renewed growth and increased efficiency to address Best Buy’s challenges.  I have identified a leadership team, including Brad Anderson, Allen Lenzmeier and others, with the wisdom, experience and sound judgment needed for the company to succeed once again.  This team has a history of successfully growing and reinventing Best Buy in response to ever-changing industry conditions.  I have shared this plan in depth with the private equity firms prepared to partner with me -- and they believe it is the right plan and the right leadership.

The transaction I am proposing would be a “win-win” for all involved.  It would deliver compelling value for shareholders through a significant cash premium, provide new opportunities for customers and create a future for Best Buy employees -- while allowing the company to take the strong actions that will be required to get back on track.

I am confident we can bring back Best Buy.  With your cooperation, due diligence can be completed quickly and a fully financed offer can be presented for the Board’s consideration.

Value is eroding every day.  I look forward to your timely response.

Sincerely,

/s/ Richard Schulze
Richard Schulze